
March 6, 2009

Mr. Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street, 14th floor
New York, NY 10005

> **Re: Capital Gold Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed October 29, 2008**
> **Schedule 14A Filed December 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 10, 2008**
> **Response Letter Dated January 13, 2009**
> **Response Letter Dated January 15, 2009**
> **Form 10-K/A Fiscal Year Ended July 31, 2008**
> **Filed February 13, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended October 31, 2008**
> **Filed February 13, 2009**
> **Response Letter Dated February 13, 2009**
> **File No. 000-13078**

Dear Mr. Dieterle:

    We have reviewed your response letter and amended filings and have the
following comments. Please provide a written response to our comments. Please be as
detailed as necessary in your explanation. In some of our comments, we may ask you to
provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended July 31, 2008, Filed on February 13, 2009

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

1.   It appears from your response to our prior comment number seven that you
        recognize your sales of precious metal prior to the completion of the final refining
        process (i.e. you recognize the sale at the time the doré precious metal content is

pledged to a customer at the refinery). At the point at which you recognize revenue, please tell us:

- whether your customer is the refiner or the customer the metal is pledged to at the refinery;

- why you wait until the doré precious metal content is pledged to a customer at the refinery to recognize the sale;

- which gold price you use (spot or future) to determine revenue; and

- whether the sale price is subject to change subsequent to the initial revenue recognition date.

If the price is subject to change subsequent to the initial revenue recognition date, please tell us:

- which price is used during interim reporting dates that are prior to the final sale date;

- when and how a final price is set; and

- the approximate average number of days elapsed between the initial revenue recognition date and the date on which the final price is set.

<u>Definitive Proxy Statement on Schedule 14A filed December 8, 2008</u>

<u>Executive Compensation</u>

<u>Employment and Engagement Agreements, page 17</u>

2.   We note your response number 14 with proposed revised language, and we note that you appear to have included the revised language on page 53 of your amended Form 10-K filed February 13, 2009. However, on page F-36 of your amended Form 10-K filed February 13, 2009, in Note 19, you continue to state that "In addition, the exercise price of all Company options would decrease to $0.01 per share." Please remove this statement if it is no longer accurate. Also, please include disclosure in your amended Proxy Statement explaining the amendments that you are making to the employment agreements to remove the provision pursuant to which the exercise price of options would decrease to $0.01 per share.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director